

Energy Fuels Reports Production Updates for Nichols Ranch ISR Project and Positive Drill Results in Current and Near-Term Uranium Production Areas

Lakewood, Colorado – February 12, 2016

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) ("Energy Fuels" or the "Company"), one of the largest producers of uranium in the United States, is pleased to announce that the Company has achieved several key licensing, development, and production milestones at its Nichols Ranch *in situ* recovery ("ISR") Project in Wyoming.

The Company is pleased to announce that it has completed the construction and licensing of the previously announced elution circuit at the Nichols Ranch ISR Plant as scheduled. The Company has received final notice from the U.S. Nuclear Regulatory Commission ("NRC") that uranium recovery operations involving elution, precipitation, filter press, and slurry processes are authorized to commence. Now that the elution circuit is completed and fully-licensed, Energy Fuels has 100% self-contained ISR processing capabilities. The new elution circuit is expected to significantly lower the Company's future costs of production on a per pound basis by avoiding 3rd party toll processing fees. The elution circuit also provides the Company with operational flexibility as it executes its development plans and responds to future market conditions.

The Company is also increasing production at the Nichols Ranch Project on a controlled basis. Through ongoing well-field development and drilling, the Company is confirming – and in certain cases increasing – its level of confidence in the uranium resource estimates contained in the most recent Technical Report and Preliminary Economic Assessment for the Nichols Ranch Uranium Project dated February 28, 2015, prepared in accordance with National Instrument 43-101 (the "Technical Report").

A 6th header-house at the Nichols Ranch Project began production in November 2015. It continues to maintain grades and produce uranium at higher-than-expected rates. Furthermore, through the successful execution of slant hole drilling, the Company has been able to place significant additional resources under pattern at this 6th header-house that were previously thought to be inaccessible due to challenging terrain.

The Company is scheduled to place the 7th and 8th header-houses on-line at the Nichols Ranch Project in March 2016 and July 2016, respectively. Drilling and installation of production wells for these two header-houses is proceeding at the current time. The pattern for the 7th header-house was originally believed to have lower uranium grades. However, drilling is now indicating that the high-grade zones identified in earlier patterns of the project are more continuous than originally estimated. Indeed, the Company has recorded the 3rd highest intercept ever observed at Nichols Ranch (0.441% U_3O_8 with a thickness of 15.5 feet), in addition to other high-grade intercepts between 0.11% – 0.15% U_3O_8 with thicknesses of 9.0 – 14.5 feet. Future drilling will confirm whether additional resources can be placed under pattern above the estimates contained in the current Technical Report. Finally in late 2015, the Company successfully completed the installation of the monitor wells and began baseline and

hydrological testing work in the next phase of the Nichols Ranch Project. Energy Fuels expects to start development and uranium recovery operations in this next phase in the latter part of 2016.

Stephen P. Antony, President and CEO of Energy Fuels stated: "Nichols Ranch continues to meet – and exceed – the high expectations we had when we acquired the project in June 2015. Nichols Ranch is proving itself to be a reliable and scalable long-term U.S. uranium production center, which has large areas of high grade uranium resources that can be produced at an attractive cost. The 6th header-house at Nichols Ranch is producing very well, and we have similarly high expectations for the 7th and 8th header-houses, which are scheduled to come online later this year. While we expect uranium prices to increase in the coming years, Nichols Ranch has become vitally important for Energy Fuels as we navigate today's challenging uranium price environment. I wish to congratulate our permitting and technical teams for achieving these important milestones at Nichols Ranch. Between our ISR team in Wyoming and our conventional mining teams in Utah and Arizona, I think it is clear that Energy Fuels has the right people and projects in place to solidify our position as a dominant uranium producer in the U.S."

Stephen P. Antony, P.E., President & CEO of Energy Fuels, *is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.*

About Energy Fuels: Energy Fuels is a leading integrated US-based uranium mining company, supplying U_3O_8 to major nuclear utilities. Energy Fuels operates two of America's key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U_3O_8 per year. The Nichols Ranch Processing Facility, acquired in the Company's acquisition of Uranerz Energy Corporation, is an in situ recovery ("ISR") production center with a licensed capacity of 2 million pounds of U_3O_8 per year. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including producing mines, mines on standby, and mineral properties in various stages of permitting and development. The Company's common shares are listed on the NYSE MKT under the trading symbol "UUUU", and on the Toronto Stock Exchange under the trading symbol "EFR".

Cautionary Note Regarding Forward-Looking Statements: *Certain information contained in this news release, including any information relating to the Company being one of the largest producers of uranium, the ability of Nichols Ranch to continue to meet or exceed expectations, the ability of the Company to reduce its cost of production and respond to market conditions, the ability of the Company to produce resources placed under pattern, the ability of the Company to increase resource estimates through future drilling, the Company's position as a dominant uranium producer in the U.S., and any other statements regarding Energy Fuels' future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including*

without limitation factors relating to: the Company being one of the largest producers of uranium, the ability of Nichols Ranch to continue to meet or exceed expectations, the ability of the Company to reduce its cost of production and respond to market conditions, the ability of the Company to produce resources placed under pattern, the ability of the Company to increase resource estimates through future drilling, the Company's position as a dominant uranium producer in the U.S., and other risk factors as described in Energy Fuels' most recent annual information forms and annual and quarterly financial reports. Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels' filings with the various securities commissions which are available online at www.sec.gov *and* www.sedar.com. *Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.*

Investor Relations Inquiries:

Energy Fuels Inc.
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(303) 974-2140 or Toll free: (888) 864-2125
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